CF BANKSHARES INC.

4960 E. Dublin Granville Road, Suite #400

Columbus, Ohio 43081

(614) 334-7979

April 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

     Office of Finance

Re:	CF Bankshares Inc.

Registration Statement on Form S-3

Filed April 15, 2024

File No. 333-278682

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CF Bankshares Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Thursday, May 2, 2024, at 4:00 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable.

The Registrant requests that notification of such declaration of effectiveness be made to Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (614) 464-5465 or by e-mail at adweis@vorys.com.

Sincerely,

CF BANKSHARES INC.

By:	/s/ Timothy T. O’Dell
Timothy T. O’Dell
President and Chief Executive Officer